SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMNT

Eletrobras participates in several companies in the Brazilian Electric Sector. Due to the adoption of the new Brazilian accounting rules, which introduce new accounting concepts, certain invested companies postponed the deadline to submit their financial statements to dates too close to the limit date of the disclosure of the financial statements of public companies. In this scenario, it was not possible to conclude the Eletrobras Consolidation accounting procedures and correspond audit as provided in the auditing standard NBCTA 600.

As a result of new Brazilian accounting rules, which represent an important conceptual shift with respect to the recognition, measurement and disclosure of accounting information, the companies that make up the Eletrobras System will not be able to complete preparation of their financial statements for the fiscal year ended December 31, 2010 within their original timetable for doing so.  Accordingly, we will not be able to disclose the Eletrobras System consolidated financial statements within our original timetable.

We therefore inform our shareholders and the market in general that the Eletrobras financial statements (parent company and consolidated) will be released on April 29, 2011, after close of trading on the stock exchanges on which Eletrobras's securities are traded.

In accordance with Article 133 of Law 6,404/76, all appropriate measures will be taken for realizing Eletrobras's annual general meeting (AGM).  At the AGM, shareholders will deliberate on the matters listed in Article 132 of the mentioned law as they relate to the fiscal year ended December 31, 2010.

Rio de Janeiro, March 28, 2011.

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.